Not for Distribution in the United States or dissemination through a U.S. newswire service

RENAISSANCE ANNOUNCES $10 MILLION BROKERED PRIVATE PLACEMENT

September 28, 2015 – Vancouver, BC – Renaissance Oil Corp. (the “Company”) (TSX-V: ROE) is pleased to announce that it has entered into an engagement letter dated September 25, 2015 with Haywood Securities Inc. (the “Agent”) in respect of a brokered private placement of up to 100,000,000 units (“Units”) at a price of C$0.10 per Unit, for aggregate gross proceeds of up to C$10,000,000 (the “Offering”). The net proceeds of the Offering will be used to aid in the Company’s ongoing efforts in securing oil and gas rights in Mexico, to fund capital expenditures and for general corporate purposes.

Each Unit will consist of one common share of the Company and one common share purchase warrant of the Company (a “Warrant”).  Each Warrant will entitle the holder thereof to acquire one common share of the Company at an exercise price of C$0.20 for a period of 24 months from the date of issuance.

Haywood will receive a commission on the proceeds of the Offering.

The Offering is expected to close on or about October 5, 2015 or such other date as the Company and the Agent may agree, and is subject to certain conditions, including completion of formal documentation and receipt of regulatory approval, including the approval of the TSX Venture Exchange (the “TSXV”).  Pursuant to Canadian securities laws, any securities issued in the Offering will be subject to a hold period of four months plus one day from the date of issuance.

RENAISSANCE OIL CORP.

Per:

Craig Steinke

Chief Executive Officer

For further information contact

Craig Steinke, Chief Executive Officer

Tel: 604-536-3637

Kevin J. Smith

Tel: 403-200-9047

Cautionary Note Regarding Forward-Looking Statements

This news release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, including, without limitation, statements with respect to the completion of the Offering; satisfaction of conditions to the closing of the Offering, including approval of the TSXV; the expected closing date of the Offering; and the anticipated use of the net proceeds of the Offering.  Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “aims”, “potential”, “goal”, “objective”, “prospective”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements are discussed in this news release and the Company’s annual and quarterly management’s discussion and analysis filed at www.sedar.com. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein in the U.S., or in any jurisdiction in which such an offer or sale would be unlawful. The securities described herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any U.S. state securities laws and may not be offered or sold in the U.S. or to the account or benefit of a U.S. person or a person in the U.S. absent registration or an applicable exemption from the registration requirements.